EMAIL:  SFELDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2234

December 11, 2018

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Edward M. Kelly, Esq., Senior Counsel
Division of Corporation Finance

Re:                             Legacy Housing Corporation
Registration Statement on Form S-1 (No. 333-228288)
Registration Statement on Form 8-A (No. 001-38761)

Ladies and Gentlemen:

On behalf of Legacy Housing Corporation (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statements to 4:30 p.m., Eastern time, on Thursday, December 13, 2018, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statements.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:                                Mr. Curtis D. Hodgson
Neal J. Suit, Esq.

LEGACY HOUSING CORPORATION
1600 Airport Freeway, #100
Bedford, Texas 76022

December 11, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Edward M. Kelly, Senior Counsel
Division of Corporation Finance

Re:                             Legacy Housing Corporation
Registration Statement on Form S-1 (No. 333-228288)
Registration Statement on Form 8-A (No. 001-38761)

Ladies and Gentlemen:

Legacy Housing Corporation hereby requests that the effectiveness of the above-referenced Registration Statements be accelerated so that they will become effective at 4:30 p.m., Eastern time, on Thursday, December 13, 2018, or as soon as possible thereafter.

Very truly yours,

LEGACY HOUSING CORPORATION

By:	/s/ Curtis D. Hodgson
Curtis D. Hodgson
Co-Chief Executive Officer